SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 333-75093
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Integra Bank Corporation
Employees’ 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Integra Bank Corporation
21 Southeast Third Street, Evansville, Indiana 47705

Required Information

Item 4.
The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

A.	Financial Statements and Schedules:
Report of Independent Registered Public Accounting Firm (for December 31, 2007 and 2006 Plan Years)
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006
Notes to Financial Statements
Schedule H: Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
B.	Exhibit
23.1 — Consent of KraftCPAs PLLC

Report of Independent Registered Public Accounting Firm
Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana
We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KraftCPAs PLLC
Nashville, Tennessee
June 27, 2008
Federal Employer Identification Number: 62-0713250

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets

Investments, At Fair Value	$28,590,403	$25,179,548

Receivables
Employer’s contributions	16,772	46,166
Participants’ contributions	—	55,244
Accrued interest and dividends	28,744	21,912

	45,516	123,322

Cash	120,327	—

Total assets	28,756,246	25,302,870

Liabilities
Accounts payable	18,504	44,173

Net Assets Available for Benefits	$28,737,742	$25,258,697

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Investment Income
Net (depreciation) appreciation in fair value of investments	$(846,659)	$2,510,507
Interest and dividends	773,377	622,001

Net investment (loss) income	(73,282)	3,132,508

Contributions
Employer	1,140,735	974,899
Participants	1,949,808	1,707,551
Rollovers	498,999	103,075

Total contributions	3,589,542	2,785,525

Total additions	3,516,260	5,918,033

Deductions
Benefits paid directly to participants	2,180,864	2,662,876
Administrative expenses	138,996	120,045

Total deductions	2,319,860	2,782,921

Net Increase	1,196,400	3,135,112

Plan Merger	2,282,645	—

Net Assets Available for Benefits, Beginning of Year	25,258,697	22,123,585

Net Assets Available for Benefits, End of Year	$28,737,742	$25,258,697

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 1:	Description of the Plan
The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator, Integra Bank Corporation (Company, or Employer).
General
The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.
Contributions
Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation. In addition, the Company may make a profit-sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.
Participant Investment Account Options
Investment account options include various mutual funds and Company stock. Each participant has the option of directing his or her contributions into any of the investment account options and may change the allocation daily.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocated share of, the Company’s contributions, forfeitures of terminated participants’ nonvested profit-sharing accounts and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Vesting
Participants are immediately vested in their voluntary, rollover and Employer safe harbor matching contributions plus earnings thereon. A participant is fully vested in his or her profit-sharing account plus earnings therein after one year of continuous service. Alternatively, a participant may become fully vested in his profit-sharing account upon the attainment of age 65, disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to the profit-sharing accounts are allocated among active participants based upon compensation.
Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum distribution equal to the value of his or her account. At December 31, 2007 and 2006, Plan assets included $151,359 and $120,468, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
Plan Merger
On April 9, 2007, the Company acquired Prairie Financial Corporation. In conjunction with the acquisition, Integra Bank Corporation became the Plan Sponsor of the Prairie Financial Corporation Retirement Plan (Prairie Plan). Effective August 1, 2007, the Prairie Plan was merged into the Plan and net assets of $2,282,645 were transferred from the Prairie Plan into the Plan. The net assets included $22,375 in participants’ loans and $2,260,270 in mutual funds.
Participants’ Loans
The Plan does not contain a loan provision. After the acquisition of the Prairie Plan, the Company amended its Plan to allow active Prairie Plan employees with outstanding loan balances to continue repayment via payroll deduction.
Unallocated Accounts
Funds may also be held temporarily in a cash account pending allocation into participant accounts. This fund does not represent an investment option that can be chosen by the participants. Plan assets not allocated to participants’ accounts amounted to $120,327 as of December 31, 2007 (none in 2006). The Employer and employee contributions were allocated to participants’ accounts in January 2008.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Valuation of Investments and Income Recognition
Investments of the Plan are stated at fair value. Quoted market prices are used to value investments.
Shares of mutual funds are valued at the net asset value of shares held in the Plan at year-end. The outstanding balance of the participants’ loans approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The investment in shares of the Company’s common stock is based on the closing price in an active market as of the last trading day of the year. Net realized and unrealized appreciation (depreciation) in fair value of investments consists of the change in unrealized appreciation or depreciation during the year, and the realized gain or loss on the sales of investments during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Plan Tax Status
The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 3:	Investments
The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents the Plan’s investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2007	2006

Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds
Harbor Bond Fund	$3,123,175	$2,806,420
Vanguard 500 Index Fund	7,157,731	7,145,803
Alger Mid Cap Growth Fund	—	2,297,183
American Funds Capital World Growth and Income Fund	3,333,612	2,248,684
American Funds Growth Fund of America	2,502,770	1,272,529
Hotchkis & Wiley Large Cap Value Fund	2,076,737	1,828,102
Schwab Investor Money Fund	4,742,283	1,793,055
Columbia Acorn Fund	1,607,945	1,108,049
Other funds	2,477,794	2,020,162
Common stock
Integra Bank Corporation	1,568,356	2,659,561

Total investments	$28,590,403	$25,179,548

During the years ended 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated and appreciated in value by ($846,659) and $2,510,507, respectively, as follows:

	2007	2006

Investments at Fair Value as Determined by Quoted Prices in Active Market
Mutual funds	$(571,645)	$1,959,605
Common stock	(275,014)	550,902

Net (depreciation) appreciation in fair value	$(846,659)	$2,510,507

Interest and dividends realized on the Plan’s investments for the years ended 2007 and 2006, were $773,377 and $622,001, respectively.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 4:	Related-party Transactions
The Integra Bank Trust Department acts as trustee of the Plan. Trustee fees of $16,590 and $46,276 were recorded by the Plan for the years ended December 31, 2007 and 2006, respectively. At December 31, 2006, the Plan had accounts payable of $16,451, due to the trustee. There were none at December 31, 2007.
Included in Plan assets at December 31, 2007 and 2006, were shares of Integra Bank Corporation common stock totaling $1,568,356 and $2,659,561, respectively.
The Plan incurs expenses related to general administration and recordkeeping. The Plan Sponsor may pay these expenses and certain accounting and auditing fees relating to the Plan. General administration and recordkeeping fees of $122,406 and $73,769 were recorded by the Plan for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Plan had accounts payable (other than trustee fees) of $18,504 and $27,722, respectively.

Note 5:	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2007	2006

Net assets available for benefits as shown in the financial statements	$28,737,742	$25,258,697
Amounts allocated to withdrawing participants	(151,359)	(120,468)

Net assets available for benefits as shown on Form 5500	$28,586,383	$25,138,229

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31 to Form 5500:

	2007	2006

Benefits paid to participants as shown in the financial statements	$2,180,864	$2,662,876
Add: Amounts allocated to withdrawing participants at end of year	151,359	120,468
Less: Amounts allocated to withdrawing participants at beginning of year	120,468	129,695

Benefits paid to participants as shown on Form 5500	$2,211,755	$2,653,649

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 6:	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Integra Bank Corporation Employees’ 401(k) Plan
Employer Identification Number: 35-1632155
Plan Number: 002
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

		(c) Description of investment,
	(b) Identity of issue,	including maturity date, rate
	borrower, lessor or similar	of interest, collateral, par or		(e) Current
(a)	party	maturity value	(d) Cost	Value

*	Integra Bank Corporation	Common stock	**	$1,568,356

		TOTAL COMMON STOCK		1,568,356

	Harbor Capital Advisors, Inc.	Harbor Bond Fund	**	3,123,175
	Vanguard Trust Company	Vanguard 500 Index Fund	**	7,157,731
	Janus Capital Corporation	Janus Mid Cap Value Fund	**	1,078,798
	The American Funds Group	American Funds Capital World Growth and Income Fund	**	3,333,612
	The American Funds Group	American Funds Growth Fund of America	**	2,502,770
	Royce Value Plus Service	Royce Value Plus Fund Service	**	427,678
	Mercury Advised	Hotchkis & Wiley Large Cap Value Fund	**	2,076,737
	DFA Investment Company	DFA U.S. Small Cap Value Fund	**	926,580
	Columbia Wagner Asset Management	Columbia Acorn Fund	**	1,607,945
*	Charles Schwab Trust Company	Schwab Investor Money Fund	**	4,742,283
*	Charles Schwab Trust Company	Schwab Retirement Advantage Money Fund	**	1,274
*	Charles Schwab Trust Company	Schwab Money Market Fund		24,507
*	Participant Loans	Interest rates from 4.25% to 8.25% with various maturities, secured by 50% of the participants’ vested account balances	-0-	18,957

		TOTAL MUTUAL FUNDS		27,022,047

		TOTAL INVESTMENTS		$28,590,403

*	Indicates a party-in-interest to the Plan.

**	Cost not required to be presented for participant-directed investments.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Integra Bank Corporation
Employees’ 401 (k) Plan
By: Integra Bank Corporation, as Plan Administrator

June 27, 2008	/s/ Cheryl L. Steinbacher
Date	Cheryl L. Steinbacher
SVP Human Resources and Leadership Development Manager

Exhibit Index
23.1 — Consent of KraftCPAs PLLC